February 23, 2026

Stephen La Neve
President and Chief Executive Officer
Accuray Incorporated
1240 Deming Way
Madison, Wisconsin 53717

       Re: Accuray Incorporated
           Registration Statement on Form S-3
           Filed February 17, 2026
           File No. 333-293517
Dear Stephen La Neve:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Alan Denenberg, Esq.